UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Announcement of US Patent Allowance for Use of Cannabinoids in Treating Glioma

GW Pharmaceuticals plc announced today that the United States Patent and Trademark Office has issued a Notice of Allowance for U.S. Application Serial Number 12/996, 124, a patent which covers the use of cannabinoids for treating glioma.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated December 11, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: December 11, 2013

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